#82-34714

RECEIVED

2004 SEP 10 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

August 31, 2004

04036812

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated August 31 and Material Change Report dated August 31, 2004.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai / for

Sabine Goetz
Executive Assistant

Encl.

PROCESSED

SEP 13 2004

THOMSON FINANCIAL

dl 9/13

82-34714

RECEIVED
2004 SEP 10 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Continues To Intersect High Grade Mineralization in the Northeast Zone at Mount Polley

Vancouver (August 31, 2004) - Imperial Metals Corporation (III-TSX) has intersected 250 metres grading 0.83% copper, 0.25 g/t gold and 6.20 ppm silver in WB04-99 in the recently discovered northern extension of the Northeast Zone at its 100% owned Mount Polley property near Williams Lake, BC. Included in this intersection are 40 metres grading 1.18% copper, 0.70 g/t gold and 11.62 ppm silver. This represents a 60 metre step out to the north from WB03-03 which intersected 193.5 metres grading 1.39% copper, 0.44 g/t gold and 10.60 ppm silver.

In addition, drilling in the southern end of the Northeast Zone yielded 170.1 metres grading 1.48% copper, 0.43 g/t gold, and 11.51 ppm silver in hole WB04-95, and 135.1 metres grading 1.40% copper, 0.30 g/t gold and 14.26 ppm silver in WB04-93. Included in these intervals are 95.1 metres grading 2.17% copper, 0.66 g/t gold, and 18.67 ppm silver and 52.5 metres grading 2.88% copper, 0.64 g/t gold and 30.78 ppm silver in WB04-95 and WB04-93 respectively. These two mineralized intersections occur near the southern tested extent of the Northeast Zone, and were drilled to confirm the continuity of the high grade mineralization near the southern end of the zone.

Ore to waste ratios in the currently designed Wight Pit were improved by the results of hole WB04-96 which intercepted 37.80 metres grading 0.33% copper, 0.14 g/t gold and 1.68 ppm silver near surface in an area within the pit that was previously modeled as waste. The style of this near surface mineralization is reminiscent of mineralization encountered in the Leak area which lies to the west of the Northeast Zone.

Drilling is continuing with two drills testing the northern lateral and depth extent of the Northeast Zone. Refer to the Company website for a Table of Assay Results to Date and Drill Plan.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional information refer to the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959; or
info@imperialmetals.com

82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

August 31, 2004

Item 3 News Release

August 31, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on August 31, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation has intersected 250 metres grading 0.83% copper, 0.25 g/t gold and 6.20 ppm silver in WB04-99 in the recently discovered northern extension of the Northeast Zone at its 100% owned Mount Polley property near Williams Lake, BC.

Item 5 Full Description of Material Change

Imperial Metals Corporation has intersected 250 metres grading 0.83% copper, 0.25 g/t gold and 6.20 ppm silver in WB04-99 in the recently discovered northern extension of the Northeast Zone at its 100% owned Mount Polley property near Williams Lake, BC. Included in this intersection are 40 metres grading 1.18% copper, 0.70 g/t gold and 11.62 ppm silver. This represents a 60 metre step out to the north from WB03-03 which intersected 193.5 metres grading 1.39% copper, 0.44 g/t gold and 10.60 ppm silver.

In addition, drilling in the southern end of the Northeast Zone yielded 170.1 metres grading 1.48% copper, 0.43 g/t gold, and 11.51 ppm silver in hole WB04-95, and 135.1 metres grading 1.40% copper, 0.30 g/t gold and 14.26 ppm silver in WB04-93. Included in these intervals are 95.1 metres grading 2.17% copper, 0.66 g/t gold, and 18.67 ppm silver and 52.5 metres grading 2.88% copper, 0.64 g/t gold and 30.78 ppm silver in WB04-95 and WB04-93 respectively. These two mineralized intersections occur near the southern tested extent of the Northeast Zone, and were drilled to confirm the continuity of the high grade mineralization near the southern end of the zone.

Ore to waste ratios in the currently designed Wight Pit were improved by the results of hole WB04-96 which intercepted 37.80 metres grading 0.33% copper, 0.14 g/t gold and 1.68 ppm silver near surface in an area within the pit that was previously modeled as waste. The style of this near surface mineralization is reminiscent of mineralization encountered in the Leak area which lies to the west of the Northeast Zone.

Drilling is continuing with two drills testing the northern lateral and depth extent of the Northeast Zone. Refer to the Company website for a Table of Assay Results to Date and Drill Plan.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brian Kynoch, President
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 31st day of August, 2004.

IMPERIAL METALS CORPORATION

Per: *"J. Brian Kynoch"*
Signature of authorized signatory
J. Brian Kynoch, President
Name and office of authorized signatory